FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Sub.: Intimation of receipt of RBI approval for Re-appointment of Executive Director

The Bank has made below announcement to the Indian Stock Exchanges.

We wish to inform you that RBI vide its letter no DoR.Appt.No.6123/08.88.001/2019-20 dated January 30, 2020 has approved the re-appointment of Mr. Anup Bagchi (DIN: 00105962) as Executive Director of the Bank for a period of two years from February 1, 2020 to January 31, 2022.

Please note that the Shareholders at the Annual General Meeting held on June 30, 2017 had already approved the appointment of Mr. Bagchi for a period of five years effective February 1, 2017 to January 31, 2022.

Please take the above information on record

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 30, 2020	By: /s/a Prashant Mistry
		Name :	Prashant Mistry
		Title :	Chief Manager